SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number 1-15168

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

CERIDIAN CORPORATION
(Delaware Corporation)
3311 East Old Shakopee Road
Minneapolis, MN 55425

(Name and address of principal executive office of the
issuer of the securities held pursuant to the Plan)

IRS Employer Identification Number 41-1981625

Independent Auditors’ Report
Statements of Net Assets Available for Benefits December 31, 2001 and 2000
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2001 and 2000
Notes to Financial Statements December 31, 2001 and 2000
Supplemental Schedules
Schedule of Assets (Held at End of Year) December 31, 2001
Signature
Exhibits
Exhibit Index
EX-23.01 Consent of Independent Auditors
EX-99.01 Saving & Investment Plan - 2001 Revision
EX-99.02 First Declaration of Amendment
EX-99.03 Second Declaration of Amendment
EX-99.04 Third Declaration of Amendment

Ceridian Corporation
Savings and Investment Plan

Index to Financial Statements, Schedules, and Exhibits

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 7, 2002

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000

Investments at fair value:
Ceridian Corporation Common Stock	$5,499	$6,423

Arbitron Inc. Common Stock	1,736	—

Mutual Funds	96,656	91,397

Loans receivable from participants	2,099	2,047

Total investments	105,990	99,867

Cash	12	35

Receivable from other plans	4,368	—

Net assets available for benefits	$110,370	$99,902

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000

Additions:
Additions to net assets attributed to:
Net appreciation (depreciation) on fair value of investments including realized gains (losses)	$(3,544)	$(6,494)
Interest	157	119
Dividends	3,205	6,893

	(182)	518
Contributions:
Participant	18,943	15,893
Employer	6,021	5,259

	24,964	21,152

Total additions	24,782	21,670

Deductions:
Benefits paid to participants	11,513	16,848

Net increase (decrease) before transfers	13,269	4,822

Net transfers (to) from other plans	(2,801)	(58)

Increase (Decrease) in net assets available for benefits	10,468	4,764

Net assets available for benefits:
Beginning of year	99,902	95,138

End of year	$110,370	$99,902

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(b)	Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation (the “Company”), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)	Investments

Investments are stated at their approximate fair value. Investments in common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

(d)	Costs and Expenses

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(2)	Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) of the Code allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. The Plan was established for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit retirement plan maintained by the Company. The terms of the Plan are intended to be similar to the terms of the Ceridian Corporation Personal Investment Plan, except that the Plan provides for a higher level of employer matching contributions in lieu of participation in a defined benefit plan, and the Plan provides for vesting over a five-year period of Company performance-based matching contributions. Eligible employees who were participants in the Ceridian Corporation Personal Investment Plan became participants in this Plan at its initiation. The Plan is administered by the Company through its Director, Executive Compensation and 401(k) Plans and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder (“ERISA”).

(3)	Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contributions and allocations of any employer contributions and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their pretax contributions and employer basic matching contributions, plus actual earnings thereon. A participant whose employment terminated before his or her normal retirement date (age 65) for reasons other than death or disability will acquire a vested interest in performance-based matching contributions by the Company and Adopting Affiliates in accordance with the following schedule:

Vested
Years of Employment	Interest

Less than 2 years	0%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

Any forfeiture of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future employer matching contributions. Forfeitures reduced employer contributions by $227,000 in 2001 and $388,000 in 2000.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(4)	Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. During 2001 and 2000, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. For 2001 and 2000, the Code limited the total salary deferral contributions for any participant year to $10,500 and provided that no participant may make annual deferral contributions to the Plan from salary in excess of $170,000. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. The Company and Adopting Affiliates made basic monthly matching contributions totaling $6,021,000 for 2001 and 5,259,000 for 2000 and did not declare a year-end performance matching contribution for either year.

The basic monthly matching contributions for 2001 and 2000 were determined on the basis of 50% of a participant’s salary deferral contributions, up to a maximum of 6% of eligible compensation, and did not require the satisfaction of performance criteria. The year-end performance-based matching contribution required the achievement of certain Company economic performance criteria. These criteria were not achieved for either 2001 or 2000.

(5)	Withdrawals

Participants who are still employed by the Company or one its Adopting Affiliates may withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Participants may also withdraw amounts that were rolled into the Plan from another qualified plan or a conduit IRA. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)	Loans

Participants may borrow up to 50% of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two loans outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(7)	Income Tax Status

The Plan was amended and restated effective January 1, 2001. The Plan administrator has requested from the Internal Revenue Service, but has yet to receive, a determination regarding the restated Plan’s tax qualified status. The Plan, prior to the amendment and restatement effective January 1, 2001, received a favorable determination letter regarding the Plan’s tax qualification dated May 8, 1997 from the Internal Revenue Service stating that the Plan was qualified under the provisions of Section 401(a) of the Code, and that the trust established thereunder was thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code.

Contributions to the Plan will not be included in the participant’s taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant’s portion of earnings from the investments made with contributions under the Plan generally is not taxable until distributed or withdrawn.

(8)	Party-in-interest

The Trustee is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under Section 408(b) of ERISA.

(9)	Net Transfers (to) from Other Plans and Receivable from Other Plans

As of December 31, 2001, the Company merged three small defined contribution plans sponsored by subsidiaries into the Plan. Net assets available for benefits for the merged plans of $4,368,000 were received by the Plan Trustee in January 2002 and are described as “Receivable from other plans” in the accompanying Statements of Net Assets Available for Benefits. In addition to this transaction, the “Net transfers (to) from other plans” in the accompanying Statements of Changes in Net Assets Available for Benefits substantially reflects the transfer out of the accounts of participants related to the Company’s former Arbitron division as further described in Note 11.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000

(10)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits at the end of each of the respective years (dollars in thousands):

	2001		2000

Ceridian Corporation Common Stock	$	NA	$6,423
T. Rowe Price New Horizons Fund		14,875	16,171
T. Rowe Price International Stock Fund		NA	6,729
T. Rowe Price Capital Appreciation Fund		8,320	6,304
T. Rowe Price Equity Index 500 Fund		13,181	14,651
T. Rowe Price Balanced Fund		8,098	8,882
T. Rowe Price Equity Income Fund		13,261	12,590
T. Rowe Price Small-Cap Value Fund		9,156	6,978
T. Rowe Price Summit Cash Reserves Fund		17,311	13,848

The following table presents the net appreciation (depreciation) on fair value of investments including realized gains (losses) for each major class of the of the Plan’s investments for each of the respective years (dollars in thousands):

	2001	2000

Ceridian Corporation Common Stock	$1,148	$(295)
Arbitron Inc. Common Stock	494	NA
Mutual Funds	(5,186)	(6,199)

Total	$(3,544)	$(6,494)

(11)	Reverse Spin-Off Transaction

On March 30, 2001, Ceridian Corporation (“Old Ceridian”) distributed to its stockholders all of the outstanding common stock of New Ceridian Corporation, a Delaware corporation and wholly owned subsidiary of Old Ceridian (“New Ceridian”), in a reverse spin-off transaction that separated its human resource solutions and Comdata businesses from its media information business. In anticipation of this transaction, the Plan was amended effective as of March 27, 2001, to transfer sponsorship of the Plan from Old Ceridian to New Ceridian. Immediately following the transaction, Old Ceridian, containing only the media information business, was renamed Arbitron Inc. and New Ceridian was renamed Ceridian Corporation.

On April 2, 2001, the account balances under the Plan of each Arbitron Inc. participant and all trust assets in kind related to those balances, amounting to $7,156,000 and including loan balances of $104,000, were transferred to the Arbitron Inc. 401(k) Plan trust. Shares in Arbitron Inc. resulting from the reverse spin-off transaction were placed in the Arbitron Inc. Stock Fund pending redistribution by the participant within one year to other available investment programs within the Plan.

Schedule

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2001
(Dollars in thousands)

		Shares or		Fair Market
Description		Face Value	Cost	Value

Ceridian Corporation Common Stock	*	293,287	$4,737	$5,499

Arbitron Inc. Common Stock		50,845	1,216	1,736

Mutual Funds
T. Rowe Price New Horizons Fund	*	657,325	15,486	14,874

T. Rowe Price International Stock Fund	*	463,862	6,755	5,098

T. Rowe Price Capital Appreciation Fund	*	568,308	8,043	8,320

T. Rowe Price Equity Index 500 Fund	*	427,387	14,633	13,181

T. Rowe Price New Income Fund	*	324,461	2,797	2,816

T. Rowe Price Balanced Fund	*	462,999	8,152	8,098

T. Rowe Price Equity Income Fund	*	560,718	13,607	13,261

T. Rowe Price Small-Cap Value Fund	*	404,049	8,016	9,156

T. Rowe Price Summit Cash Reserves Fund	*	17,311,227	17,311	17,311

T. Rowe Price International Discovery Fund	*	28,257	787	542

T. Rowe Price Science & Technology Fund	*	74,364	2,377	1,556

Janus Growth & Income Fund		81,506	2,837	2,443

Loans Receivable from Participants			2,099	2,099
(Range of interest rates 6.75% to 9.50%)

			$108,853	$105,990

*Represents party-in-interest.

See Independent Auditors’ Report

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 25, 2002

	By:	Ceridian Corporation its Named Fiduciary

		By:	/s/ J. H. Grierson

John H. Grierson Vice President and Treasurer

EXHIBIT INDEX

Exhibit	Description	Code

23.01	Consent of Independent Auditors	E

99.01	Ceridian Corporation Saving and Investment Plan - 2001 Revision	E

99.02	Ceridian Corporation Saving and Investment Plan - First Declaration of Amendment	E

99.03	Ceridian Corporation Saving and Investment Plan - Second Declaration of Amendment	E

99.04	Ceridian Corporation Saving and Investment Plan - Third Declaration of Amendment	E

Legend: (E) Electronic Filing